SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
(Rule 13d-101)

AIRGAS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

009363102
(CUSIP Number)

Eton Park Capital Management, L.P.
399 Park Ave, 10th Floor
New York, NY 10022
Attention: Marcy Engel, Esq.

(212) 756-5300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009363102	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,450,817 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,450,817 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,817 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 009363102	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,694,374 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,694,374 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,374 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 009363102	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,450,817 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,450,817 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,450,817 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.72%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 009363102	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Eton Park Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,191 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,191 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,191 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 009363102	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Eric M. Mindich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,145,191 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,145,191 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,145,191 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.92%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 009363102	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D/A (this “Amendment No. 2”) contains amendments to (i) the Schedule 13D filed on May 28, 2010 relating to the shares of common stock, par value $0.01 per share (the "Shares"), of Airgas, Inc, a Delaware corporation (the "Company") (the “Original Schedule 13D”); and also to (ii) Amendment No. 1 to the Original Schedule 13D filed on December 14, 2010 ("Amendment No. 1").  The Original Schedule 13D, as amended by Amendment No. 1 and as further amended by this Amendment No. 2, is hereinafter referred to as the “Schedule 13D”.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D or in Amendment No. 1.  This Amendment No. 2 amends Item 5 of the Schedule 13D as set forth below.  This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

A.	Eton Park Fund, L.P.

	(a)	As of the date hereof, EP Fund may be deemed the beneficial owner of 1,450,817 Shares.

Percentage: Approximately 1.72% as of the date hereof.  The percentages used herein and in the rest of the Schedule 13D are calculated based upon 84,187,818 Shares outstanding, which reflects the number of Shares outstanding, as of February 1, 2011, as reported in the Company's Quarterly Report on Form 10-Q filed on February 4, 2011.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,450,817 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,450,817 Shares

	(c)	The transactions in the Shares within the last sixty days by EP Fund, which were all in the open market, are set forth on Schedule B, and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	March 30, 2011.

B.	Eton Park Master Fund, Ltd.

	(a)	As of the date hereof, EP Master Fund may be deemed the beneficial owner of 2,694,374 Shares.

Percentage: Approximately 3.20% as of the date hereof.

CUSIP No. 009363102	SCHEDULE 13D	Page 8 of 11 Pages

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,694,374 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,694,374 Shares

	(c)	The transactions in the Shares within the last sixty days by EP Master Fund, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	March 30, 2011.

C.	Eton Park Associates, L.P.

	(a)	As of the date hereof, EP Associates as the general partner of EP Fund may be deemed the beneficial owner of the 1,450,817 Shares held by EP Fund.

Percentage: Approximately 1.72% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,450,817 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,450,817 Shares

	(c)	See Schedule B.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	March 30, 2011.

D.	Eton Park Capital Management, L.P.

	(a)	As of the date hereof, EP Management, (i) as the investment manager of EP Fund may be deemed the beneficial owner of the 1,450,817 Shares held by EP Fund and (ii) as the investment manager of EP Master Fund may be deemed the beneficial owner of the 2,694,374 Shares held by EP Master Fund for a total of 4,145,191 Shares.

Percentage: Approximately 4.92% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,145,191 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,145,191 Shares

CUSIP No. 009363102	SCHEDULE 13D	Page 9 of 11 Pages

	(c)	See Schedule B.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	March 30, 2011.

E.	Eric M. Mindich

	(a)	As of the date hereof, Mr. Mindich, (i) as the managing member of Eton Park Associates, L.L.C., the general partner of EP Associates, and as the managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, may be deemed the beneficial owner of the 1,450,817 Shares held by EP Fund and (ii) as the managing member of Eton Park Capital Management, L.L.C., the general partner of EP Management, may be deemed the beneficial owner of the 2,694,374 Shares held by EP Master Fund for a total of 4,145,191 Shares. Mr. Mindich disclaims beneficial ownership of the Shares reported herein, other than the portion of such Shares which relates to his individual economic interest in each of EP Fund and EP Master Fund.

Percentage: Approximately 4.92% as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,145,191 Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,145,191 Shares

	(c)	See Schedule B.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

	(e)	March 30, 2011.

CUSIP No. 009363102	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  March 31, 2011

ERIC M. MINDICH, individually, and as managing member of: (i) Eton Park Associates, L.L.C., as general partner of Eton Park Associates, L.P., (a) for itself and (b) as general partner of Eton Park Fund, L.P.; and (ii) Eton Park Capital Management, L.L.C., as general partner of Eton Park Capital Management, L.P., (a) for itself and (b) as investment adviser of Eton Park Fund, L.P. and Eton Park Master Fund, Ltd.

By:	/s/ Marcy Engel
Name: Marcy Engel*
Title: Attorney-in-Fact

* Pursuant to a Power of Attorney dated August 17, 2007 attached hereto as Exhibit 2.

CUSIP No. 009363102	SCHEDULE 13D	Page 11 of 11 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the last sixty days.  All transactions were effectuated in the open market through a broker.  The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the Shares purchased or sold.  The Shares were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Prices” column in the table below.  The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth in the table below.

ETON PARK FUND, L.P.

Trade Date	Shared Purchased (Sold)	Price($)*	Weighted Average Price ($)*	Range of Prices ($)*
2/16/2011	(210,000)		63.0019	62.51-63.6757
3/24/2011	(70,000)		65.0613	64.98-65.47
3/29/2011	(87,500)		66.726	66.63-66.75
3/29/2011	(17,500)	66.65
3/29/2011	(76,618)		66.3588	66.12-66.84
3/30/2011	(33,250)		66.2926	66.25-66.34
3/30/2011	(159,285)		66.3244	66.2-66.56

ETON PARK MASTER FUND, LTD.

Trade Date	Shared Purchased (Sold)	Price($)*	Weighted Average Price ($)*	Range of Prices ($)*
2/16/2011	(390,000)		63.0019	62.51-63.6757
3/24/2011	(130,000)		65.0613	64.98-65.47
3/29/2011	(162,500)		66.726	66.63-66.75
3/29/2011	(32,500)	66.65
3/29/2011	(142,291)		66.3588	66.12-66.84
3/30/2011	(61,750)		66.2926	66.25-66.34
3/30/2011	(295,815)		66.3244	66.2-66.56

*           Excluding commissions.